OMB APPROVAL
OMB Number: 3235-0722 Expires: September 30, 2021 Estimated average burden hours per response 5.0

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported)  6-2-20

Acqusalut Inc.

(Exact name of issuer as specified in its charter)

Florida

83-4309196

State or other jurisdiction of incorporation or organization

(I.R.S. Employer

Identification No.)

7135 Collins Ave No. 624, Miami Beach, FL 33141

(Full mailing address of principal executive offices)

305-865-8193

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:  Class A Common Stock

Item 4.

Changes in Issuer’s Certifying Accountant

The Board of Directors of the Company passed a resolution on the 15th of May 2020 to change the current auditor MaloneBailey, LLP (“MaloneBailey”) and hire the current auditors of XEME Biopharma, Inc. (“XEME”), as requested by XEME to expedite the process described in Item 9 below. We engaged Benjamin & Ko Certified Public Accountants based at 200 Sandpointe Ave., Suite 560, Santa Ana, CA 92707 to be our auditor on June 2, 2020.  In the last two years, the MaloneBailey reports contained only a “going concern” opinion and did not contain any other adverse opinion or a disclaim of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

Item 9.

Other Events

On the 30th of May, 2020 Acqusalut Inc. (“the Company”) executed a Letter of Intent (“LOI”) with XEME Biopharma Inc., located at 7 Deer Park Drive, Suite M-1 Manmouth Junction, NJ 08852 , to execute a share exchange agreement for XEME shareholders to get the majority ownership of the Company in exchange for 100% ownership of XEME  upon the completion of required audits of both companies. A copy of the LOI is attached as Exhibit 15.1

XEME is a clinical stage biotechnology company dedicated to the development of innovative Therapeutic Cancer Vaccines (TCV) and other active immuno-oncology products. Therefore, if the share exchange agreement is signed the Company will change its business from live entertainment to biotechnology.

Exhibit No.	Description	Location

9.0	MaloneBailey LLP Prior Auditor letter	Filed herewith
15.1	Letter of Intent between the Company and XEME Biorpharma Inc.	Filed herewith

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter) Acqusalut Inc.

By (Signature and Title) /s/ I. Andrew Weeraratne

I. Andrew Weeraratne

Chief Executive Officer

Date  June 2, 2020